MFS(R) SERIES TRUST I
                             MFS(R) SERIES TRUST IV
              500 Boylston Street, Boston, Massachusetts 02116-3741
                                  617-954-5000



                                        December 21, 2009

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Post-Effective Amendment No. 55 to Registration Statements on Form N-1A for MFS Series Trust I (File Nos. 33-7638; 811-4777) ("Trust I") and Post-Effective Amendment No. 49 to Registration Statement on Form N-1A for MFS Series Trust IV (File Nos. 2-54607; 811-2594) ("Trust IV")

Ladies and Gentlemen:

         As requested, in connection with the filing of the above-referenced Registration Statements, we acknowledge the following:

(i) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     The Trust notes that, as indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

         If you have any questions, please call the undersigned at 617-954-5064.

                                        Very truly yours,

                                        MFS SERIES TRUST I
                                        MFS SERIES TRUST IV


                                        TIMOTHY M. FAGAN
                                        Timothy M. Fagan
                                        Assistant Secretary